ANNEX B

Certain Definitions

As used in the Common Stock Prospectus and the Tangible Equity Units Prospectus (each, as defined below), as applicable, unless otherwise noted or the context requires otherwise:

•	“amortizing note” refers to the component of a Unit representing a senior amortizing note due June 30, 2022.

•	“Blackstone” refers to investment funds associated with The Blackstone Group L.P.

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“Change Healthcare,” the “Company,” “we,” “us” and “our” refer to Change Healthcare Inc., together with the Joint Venture, its equity method investee, and the Joint Venture’s consolidated subsidiaries.

•	“Class X Stock” refers to the Class X Stock, par value $0.001 per share, of Change Healthcare Inc.

•	“common stock offering” refers to the initial public offering of shares of Change Healthcare Inc.’s common stock, par value $0.001 per share, being made by means of the Common Stock Prospectus.

•	“Common Stock Prospectus” refers to the prospectus relating to the offering of shares of Change Healthcare Inc.’s common stock.

•	“Concurrent Offering” refers in the Tangible Equity Units Prospectus to the common stock offering.

•	“Contributed Businesses” refers to Core MTS and substantially all of the assets and operations of Legacy CHC, but excluding the eRx Network.

•	“Contribution Agreement” refers to the Agreement of Contribution and Sale entered into by the Legacy CHC Stockholders, McKesson and the other parties thereto.

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“Core MTS” refers to the McKesson Technology Solutions businesses, excluding McKesson’s Enterprise Information Solutions business and RelayHealth Pharmacy Network, that were contributed to the Joint Venture pursuant to the Contribution Agreement.

•	“Equity Plan” refers to the Legacy CHC Equity Plan that we amended and restated in connection with the Transactions as the HCIT Holdings, Inc. Amended and Restated 2009 Equity Incentive Plan.

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“eRx Network” refers to the pharmacy claims switching and prescription routing business of Legacy CHC that was excluded from the Joint Venture and distributed to the Legacy CHC Stockholders immediately prior to the consummation of the Transactions.

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“existing owners” or “pre-IPO owners” refer to our Sponsors, management and other equity holders who are the owners of Change Healthcare Inc. immediately prior to the Offering Transactions, together with McKesson, the holder of a 50% voting interest in the Joint Venture.

•	“Hellman & Friedman” refers to investment funds associated with the affiliated companies of Hellman & Friedman LLC.

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“Joint Venture” refers to Change Healthcare LLC, a Delaware limited liability company. The Joint Venture’s operations were established by the contributions of Core MTS and Legacy CHC pursuant to the Contribution Agreement.

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“Legacy CHC” refers to substantially all of the legacy business of Change Healthcare Performance, Inc. (formerly Change Healthcare, Inc.), which was contributed to the Joint Venture pursuant to the Contribution Agreement.

•	“Legacy CHC Equity Plan” refers to the Legacy CHC Amended and Restated 2009 Equity Incentive Plan that we assumed in connection with the Transactions.

•	“Legacy CHC Stockholders” refers to the equityholders of Legacy CHC (including our Sponsors) that contributed their interests in Legacy CHC to the Joint Venture as part of the Transactions.

•	“LLC Agreement” refers to the limited liability company agreement of the Joint Venture.

•	“LLC Units” refers to the membership interests of the Joint Venture.

•	“McK Members” refers to the subsidiaries of McKesson that serve as members of the Joint Venture.

•	“McKesson” refers to McKesson Corporation, a Delaware corporation.

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“Merger” refers to the merger of SpinCo with and into Change Healthcare Inc., in connection with a Qualified McKesson Exit, pursuant to which the stockholders of SpinCo will be entitled to receive a number of shares of common stock of Change Healthcare Inc. equal to the number of LLC Units held by SpinCo at the effective time of the Merger.

•	“Merger Agreement” refers to the agreement and plan of merger entered into by SpinCo and Change Healthcare Inc. in connection with the Merger.

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“Mirror Arrangements” refers to the arrangements in which (i) Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units (including from any exercise by the underwriters of their option to purchase additional Units) in the Joint Venture and (ii) the Joint Venture, in turn, will enter into arrangements with Change Healthcare Inc. on economic terms designed to materially mirror those of the Units. See “Organizational Structure—Offering Transactions.”

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“Offering Transactions” refers to certain transactions contemplated (i) at the time of the consummation of the common stock offering whereby Change Healthcare Inc. intends to consummate the purchase, for cash, of newly issued LLC Units from the Joint Venture at a purchase price per unit equal to the initial public offering price per share of common stock in such offering net of underwriting discounts and (ii) at the time of the consummation of the offering of Tangible Equity Units whereby Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units in such offering (including from any exercise by the underwriters in such offering of their option to purchase additional Units) in the Joint Venture. See “Organizational Structure—Offering Transactions.”

•	“Omnibus Incentive Plan” refers to the Change Healthcare Inc. 2019 Omnibus Incentive Plan that we expect our stockholders to approve prior to the completion of the common stock offering.

•	“purchase contract” refers to the component of a Unit representing a prepaid stock purchase contract issued by us.

•	“Qualified IPO” refers to the consummation of a firm commitment initial public offering of Change Healthcare Inc., as described in the LLC Agreement.

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“Qualified McKesson Exit” refers to such transactions following the expiration of the underwriter lockup period in connection with the common stock offering and subject to the terms and subject to the conditions provided in the LLC Agreement, in which McKesson may, at its election, initiate and complete a spin-off or split-off transaction (or a combination of the foregoing) that would result, among other things, in the acquisition by Change Healthcare of all of McKesson’s LLC Units and the issuance by Change Healthcare to McKesson and/or McKesson’s securityholders of an equal number of shares of its common stock.

•	“Separation and Distribution Agreement” refers to a customary Separation and Distribution Agreement entered into by McKesson and SpinCo.

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“SpinCo” refers to a direct or indirect subsidiary of McKesson that is contemplated to enter into certain transactions in connection with a Qualified McKesson Exit. See “Organizational Structure—Qualified McKesson Exit & Exchanges.”

•	“Sponsors” refers to Blackstone and Hellman & Friedman.

•	“Tangible Equity Units” or “Units” refer to % tangible equity units that Change Healthcare Inc. is offering by means of the Tangible Equity Units Prospectus.

•	“Tangible Equity Units Prospectus” refers to the prospectus relating to the offering of Change Healthcare Inc.’s Tangible Equity Units.

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“Transactions” refers to the transactions consummated on March 1, 2017 whereby the Legacy CHC Stockholders and McKesson completed the establishment of the Joint Venture, including the contribution of the Contributed Businesses and related transactions. See “Summary—The Transactions.”